Exhibit 99.1

Chemomab Announces New Medical and Clinical Appointments

David M. Weiner, MD, Rejoins Chemomab as Interim Chief Medical Officer, Bringing Extensive
Biotechnology and Pharmaceutical Industry R&D, Drug Development and Strategic Experience

Jack Lawler, Who Oversaw the Conduct of Chemomab’s Successful Phase 2 SPRING Trial in
PSC, Assumes Chief Development Officer Role

TEL AVIV, Israel, April 15, 2025 -- Chemomab Therapeutics, Ltd., (Nasdaq: CMMB), a clinical stage biotechnology company developing innovative therapeutics for fibro-inflammatory diseases with high unmet need, today announced that David M. Weiner, MD, has been named Interim Chief Medical Officer and Jack Lawler, Senior Vice President of Global Medical Operations at Chemomab, has been named Chief Development Officer. Dr. Weiner, who is based in the U.S., was Interim Chief Medical Officer (CMO) at Chemomab in 2021-2022 and has served as a consultant to the company in the years since. He has more than 25 years of experience in the discovery and clinical development of novel therapeutics and has held senior executive roles at private and public biotechnology companies. Dr. Weiner is replacing Matt Frankel, MD. Mr. Lawler joined Chemomab in 2022 and is also based in the U.S. He has 25 years of clinical drug development experience, including contributing to the development of eight approved pharmaceutical products across a variety of therapeutic indications.

“We are delighted that Dave Weiner is rejoining the company,” said Adi Mor, PhD, co-founder and Chief Executive Officer of Chemomab. “Dave has worked with Chemomab for a number of years and was a major contributor to the design of the clinical program that resulted in the successful nebokitug Phase 2 SPRING trial in primary sclerosing cholangitis (PSC). We anticipate a smooth transition with our PSC Phase 2 program now successfully completed and our planning for next steps underway. We also want to thank Matt Frankel for his contributions to our medical and clinical achievements and we wish him success in his future endeavors .”

Dr. Mor continued, “Jack Lawler has been instrumental in our clinical progress over the past three years. His leadership in building a first-rate U.S.-based clinical organization that successfully implemented a global PSC clinical program for nebokitug and delivered positive clinical results on budget and ahead of schedule has been invaluable. Jack also helped spearhead our efforts to build strong relationships with PSC opinion leaders, leading clinical centers and advocates worldwide that will serve us well going forward.”

Dr. Weiner commented, “I welcome the opportunity to rejoin Chemomab at this exciting time for the company. We have reported compelling clinical proof-of-concept data showing that nebokitug has the potential to become the first FDA-approved drug for PSC with disease-modifying activity and that it also may have potential in other fibro-inflammatory diseases. These are challenging times for our industry but with our experienced team and record of cost-effective scientific and clinical progress, I am optimistic we will realize the great medical, clinical and commercial potential of nebokitug. I look forward to working again with Jack, who I view as among the most effective clinical operations experts in our industry.”

David Weiner has 30 years’ experience in the discovery and development of novel therapeutics. He is currently Chief Scientific Officer and a director at AxoSIm, Inc. and a director at Bright Minds Biosciences and Novoron Bioscience. Previously he served in multiple leadership roles in neurology and rare disease- focused biotechnology companies, including as Interim Chief Medical Officer at Chemomab Therapeutics, as Chief Executive Officer of Amathus Therapeutics and as Chief Medical Officer at Lumos Pharma, aTyr Pharma and Proteostasis Therapeutics. Earlier in his career, Dr. Weiner held key drug development roles at EMD/Merck Serono and spent a decade in discovery research and clinical development at Acadia Pharmaceuticals. Dr. Weiner received a BA degree cum laude with highest honors from Brandeis University and an MD degree from the School of Medicine and Biomedical Sciences, SUNY Buffalo. He did a post-doctoral fellowship in neuropharmacology at the University of Vermont and was a Howard Hughes Medical Institute Research Scholar. Dr. Weiner has co-authored over 30 scientific publications and multiple patents. He serves as a director, consultant and scientific and clinical advisory board member to biotechnology companies and foundations, including the Michael J. Fox Foundation for Parkinson’s Research.

Prior to joining Chemomab, Jack Lawler served on the senior leadership team at Goldfinch Bio as Vice President, Clinical Operations and Data Management. Earlier, Mr. Lawler held a series of drug development positions of increasing responsibility at biopharmaceutical firms including Cephalon (acquired by Teva), Trevena, Viropharma (acquired by Shire), Botanix and Egalet. He participated in the successful development of numerous pharmaceutical products, including Cinqair®, Provigil® and Nuvigil®, among others. Earlier in his career, Mr. Lawler worked in emergency and transplant medicine. He earned a Bachelor of Science degree summa cum laude from Rosemont College.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this press release, including statements regarding our future financial condition, results of operations, business strategy and plans, and objectives of management for future operations, as well as statements regarding industry trends, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “estimate,” “intend,” “may,” “plan,” “potentially” “will” or the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, among other things: the risk that certain acknowledgements from the End-of-Phase 2 (EOP2) meeting with the FDA in connection with PSC regulatory approval will not materialize into a pathway for regulatory approval; that certain conclusions and assumptions drawn from the EOP2 meeting with the FDA discussed in the presentation will prove incorrect and adversely affect the ability for nebokitug to become an FDA fully approved therapy; the risk that the full data set from the nebokitug study or data generated in further clinical trials of nebokitug will not be consistent with the topline results of the nebokitug Phase 2 PSC trial; failure to obtain, or delays in obtaining, regulatory approvals for nebokitug in the U.S., Europe or other territories; failure to successfully commercialize nebokitug, if approved by applicable regulatory authorities, in the U.S., Europe or other territories, or to maintain U.S., European or other territory regulatory approval for nebokitug if approved; uncertainties in the degree of market acceptance of nebokitug by physicians, patients, third-party payors and others in the healthcare community; nebokitug development of unexpected safety or efficacy concerns related to nebokitug; failure to successfully conduct future clinical trials for nebokitug, including due to the Company's potential inability to enroll or retain sufficient patients to conduct and complete the trials or generate data necessary for regulatory approval, among other things; risks that the Company's clinical studies will be delayed or that serious side effects will be identified during drug development; failure of third parties on which the Company is dependent to manufacture sufficient quantities of nebokitug for commercial or clinical needs, to conduct the Company's clinical trials; changes in laws and regulations applicable to the Company's business and failure to comply with such laws and regulations; business or economic disruptions due to catastrophes or other events, including natural disasters or public health crises; and uncertainties with respect to the Company's need and ability to access future capital; and the intensity and duration of the current war in Israel, and its impact on our operations in Israel. These risks are not exhaustive. You should carefully consider the risks and uncertainties described in the “Risk Factors” sections of our 20-F for the year ended December 31, 2024. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this press release. Before you invest, you should read the documents we have filed and will file with the SEC for more complete information about us. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities law of any such state or jurisdiction.

About Chemomab Therapeutics Ltd.
Chemomab is a clinical stage biotechnology company developing innovative therapeutics for fibro- inflammatory diseases with high unmet need. Based on the unique role of the soluble protein CCL24 in promoting fibrosis and inflammation, Chemomab developed nebokitug (CM-101), a first-in-class dual activity monoclonal antibody that neutralizes CCL24 and has demonstrated disease-modifying potential. In clinical and preclinical studies, nebokitug has been shown to have a favorable safety profile and has been generally well-tolerated, with the potential to treat multiple severe and life-threatening fibro- inflammatory diseases. Chemomab has reported positive results from four clinical trials of nebokitug in patients. Based on positive data from its Phase 2 SPRING trial in primary sclerosing cholangitis (PSC), the company is preparing for potential initiation of a nebokitug PSC Phase 3 trial. The design of Phase 3 calls for a single pivotal trial based on a clinical event primary endpoint that provides a clear and streamlined pathway to potential full regulatory approval. Nebokitug has received FDA and EMA Orphan Drug and FDA Fast Track designations for the treatment of PSC. Chemomab’s nebokitug program for the treatment of systemic sclerosis has an open U.S. IND. For more information, visit: chemomab.com.

Contacts:

Media and Investors:
Barbara Lindheim
Consulting Vice President, Investor & Public Relations, Strategic Communications
Phone: +1 917-355-9234
barbara.lindheim@chemomab.com
IR@chemomab.com